As filed with the Securities and Exchange Commission on July __, 2015

Registration No. 333-204951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

vTv Therapeutics Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	2834	47-3916571
(State or other jurisdiction of incorporation or organization)	*(Primary Standard Industrial Classification Code Number)*	*(IRS Employer Identification Number)*

4170 Mendenhall Oaks Pkwy
High Point, NC 27265
(336) 841-0300
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Stephen L. Holcombe
President and Chief Executive Officer
4170 Mendenhall Oaks Pkwy
High Point, NC 27265
(336) 841-0300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Lawrence G. Wee, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
(212) 373-3000

Marc D. Jaffe, Esq.
Senet S. Bischoff, Esq.
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022
(212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common Stock, par value $0.01 per share	8,984,375	$17.00	$152,734,375	$17,748(3)

(1)Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)Includes 1,171,875 shares that the underwriters have the option to purchase to cover over-allotments, if any.
(3)Previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

<p style="color:red; text-align:center;">Subject to Completion
Preliminary Prospectus Dated July ___, 2015</p>

PRELIMINARY PROSPECTUS



<u>7,812,500</u> **Shares**

vTv Therapeutics Inc.

Class A Common Stock

This is the initial public offering of shares of our Class A common stock. We are offering <u>7,812,500</u> shares of our Class A common stock. We expect the initial public offering price to be between <u>$15.00</u> and <u>$17.00</u> per ordinary share. Prior to this offering, there has been no public market for our Class A common stock. We have applied to list our Class A common stock on The NASDAQ Global Market under the symbol "VTVT." The listing is subject to approval of our application.

We are an "emerging growth company" as defined under the federal securities laws and are eligible for reduced public company reporting requirements. Please see "Prospectus Summary—Implications of being an Emerging Growth Company." We will also be a "controlled company" under the corporate governance rules for NASDAQ-listed companies and will be exempt from certain corporate governance requirements of the rules. See "Risk Factors—Risks Relating to this Offering and Ownership of Our Class A Common Stock."

Our business and an investment in our Class A common stock involve significant risks. These risks are described under the caption "Risk Factors" beginning on page 14 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount[1]	$	$
Proceeds, before expenses, to us	$	$

[1]We refer you to "Underwriting" beginning on page 146 of this prospectus for additional information regarding total underwriter compensation.

<u>Our principal equityholder, MacAndrews & Forbes Incorporated ("MacAndrews"), has indicated an interest in purchasing through one or more affiliates up to an aggregate of approximately $25.0 million of shares of our Class A common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to MacAndrews or its affiliates, and MacAndrews or its affiliates may determine to purchase more, less or no shares in this offering.</u>

The underwriters may also purchase up to an additional <u>1,171,875</u> shares of our Class A common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

The underwriters expect to deliver the shares against payment in New York, New York on ___, 2015.

Piper Jaffray   Stifel
Canaccord Genuity   **Janney Montgomery Scott**

___, 2015

effect to the Reorganization Transactions and this offering (including the sale by us of 7,812,500 shares of our Class A Common Stock at an initial public offering price equal to the midpoint of the range on the front cover of this prospectus) and the application of net proceeds from this offering.

We have proprietary rights to or are exclusively licensed to use a number of registered and unregistered trademarks that we believe are important to our business, including, without limitation, TTP Translational Technology, TTPredict, TTPSpace and TTPScreen. This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies' trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

- vTv Therapeutics Inc. (the "Issuer") will amend and restate its certificate of incorporation and bylaws to provide that it will have two classes of common stock:
  - Class A common stock, par value $0.01 per share, which will represent economic interests and will have one vote per share, and
  - Class B common stock, par value $0.01 per share, which will represent no economic interests and will have one vote per share;
- vTv Therapeutics LLC will amend and restate its limited liability company agreement to provide that it will have two classes of membership units:
  - a managing member unit, which will represent no economic interests and will have 100% of the voting power of vTv Therapeutics LLC, and
  - non-voting membership units ("vTv Therapeutics LLC Units"), which will represent economic interests.
- vTv Therapeutics LLC will issue the managing member unit to the Issuer;
- vTv Therapeutics LLC will issue vTv Therapeutics LLC Units to vTv Therapeutics Holdings; and
- the Issuer will issue one share of Class B common stock, par value $0.01 per share (which represents no economic interests in the Issuer but has the right to cast one vote per share), to vTv Therapeutics Holdings for each vTv Therapeutics LLC Unit held by vTv Therapeutics Holdings.

In this offering, the Issuer will issue 7,812,500 shares of its Class A common stock to investors for cash (or 8,984,375 shares if the underwriters exercise their over-allotment option in full). The Issuer will then use the net proceeds from this offering to purchase vTv Therapeutics LLC Units from vTv Therapeutics LLC.

Immediately following the consummation of the Reorganization Transactions and this offering, the members of vTv Therapeutics LLC will consist of the Issuer and vTv Therapeutics Holdings, which will hold 25,000,000 vTv Therapeutics LLC Units and the same number of shares of vTv Therapeutics Inc. Class B common stock, which will represent 76.2% of the combined voting power of our outstanding common stock (or 73.6% if the underwriters exercise their over-allotment option in full). Entities affiliated with MacAndrews & Forbes Incorporated ("MacAndrews") will initially bear certain costs and expenses of this offering, including the fees of attorneys, consultants, financial printers and auditors incurred by us. We will reimburse such MacAndrews affiliates using a portion of the gross proceeds of this offering. See "Certain Relationships and Related Party Transactions—Reimbursement of Expenses."

In connection with this offering, vTv Therapeutics Holdings will enter into an Exchange Agreement, under which, from time to time, vTv Therapeutics Holdings will have the right, subject to the terms of the Exchange Agreement and the vTv Therapeutics LLC Operating Agreement, to exchange its vTv Therapeutics LLC Units (along with a corresponding number of shares of the Issuer's Class B common stock) with vTv Therapeutics LLC for (i) shares of the Issuer's Class A common stock on a one-for-one basis or (ii) cash (based on the market price of the shares of Class A common stock), at our option (as the managing member of vTv Therapeutics LLC), subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Any decision to require an exchange for cash rather than shares of Class A common stock will ultimately be determined by the entire board of directors of vTv Therapeutics Inc. (the "Board of Directors"). See "Certain Relationships and Related Party Transactions—Exchange Agreement."

We intend to enter into a Tax Receivable Agreement with vTv Therapeutics Holdings that will provide for the payment by us to vTv Therapeutics Holdings (or its transferees or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize (or, in some circumstances, we are deemed to realize) as a result of (a) the exchange of Class B common stock, together with the corresponding number of vTv Therapeutics LLC Units, for shares of our Class A common stock (or for cash), (b) tax benefits related to imputed interest deemed to be paid by us as a result of the Tax Receivable Agreement and (c) certain tax benefits attributable to payments under the Tax Receivable Agreement. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Immediately after the consummation of the Reorganization Transactions and this offering, the only asset of the Issuer will be its direct interest in vTv Therapeutics LLC and its indirect interests in the subsidiaries of vTv Therapeutics LLC. Each share of Class A common stock of the Issuer will correspond to a vTv Therapeutics LLC Unit that represents an economic interest held by the Issuer in vTv Therapeutics LLC, whereas the shares of Class B common stock of the Issuer will have voting rights only in the Issuer and will represent no economic interests of any kind. Shares of Class B common stock of the Issuer will be initially owned solely by vTv Therapeutics Holdings and cannot be transferred except in connection with an exchange or transfer of a corresponding vTv Therapeutics LLC Unit. We do not intend to list the Class B common stock on any stock exchange.

In addition, as a part of the Reorganization Transactions, vTv Therapeutics Inc. will enter into an investor rights agreement with vTv Therapeutics Holdings and certain members of our management and our board providing for various governance matters and registration rights. The investor rights agreement will contain provisions related to the composition of the Board of Directors, the committees of the Board of Directors and certain registration rights. Under the investor rights agreement, vTv Therapeutics Holdings will be initially entitled to nominate a majority of the members of our Board of Directors. See “Management—Board Composition” and “Certain Relationships and Related Party Transactions—Investor Rights Agreement.”

The following diagram shows our corporate structure after completion of the Reorganization Transactions and this offering (assuming an initial public offering price at the midpoint of the estimated price range set forth on the cover page of this prospectus and no exercise of the underwriters’ over-allotment option):


vTvx Holdings I LLC (Delaware LLC)
vTvx Holdings II LLC (Delaware LLC)
Investors in this offering
vTv Therapeutics Holdings LLC (Delaware LLC)
Class A common stock
• 23.8% voting power of vTv Therapeutics Inc.
• 100% economic interest in vTv Therapeutics Inc.
Class B common stock
• 76.2% voting power of vTv Therapeutics Inc.
• No economic interest in vTv Therapeutics Inc.
vTv Therapeutics Inc. (Delaware corporation) Public Company
• Non-voting units representing 76.2% economic interest in vTv Therapeutics LLC
• Exchangeable, together with Class B common stock, for Class A common stock or cash, at our option
• Non-voting units representing 23.8% economic interest in vTv Therapeutics LLC
• Managing member unit representing 100% voting power of vTv Therapeutics LLC
vTv Therapeutics LLC (Delaware LLC)
• 100% owned directly or indirectly by vTv Therapeutics LLC
Operating Subsidiaries

In connection with the Reorganization Transactions, we will be appointed as the sole managing member of vTv Therapeutics LLC pursuant to its limited liability company agreement. The Issuer will hold the managing member unit (which represents 100% of the voting control and no economic interest in vTv

Therapeutics LLC) and will be the sole managing member of vTv Therapeutics LLC, and the other members of vTv Therapeutics LLC will take no part in the management of the Issuer's business. Therefore, the Issuer will control all aspects of the business of vTv Therapeutics LLC.

Because the Issuer will manage and operate the business and control the strategic decisions and day-to-day operations of vTv Therapeutics LLC and will also have a substantial financial interest in vTv Therapeutics LLC, we will consolidate the financial results of vTv Therapeutics LLC, pursuant to the variable-interest entity ("VIE") accounting model, and a portion of our net income (loss) will be allocated to the non-controlling interest to reflect the entitlement of vTv Therapeutics Holdings to a portion of vTv Therapeutics LLC's net income (loss). See "Unaudited Pro Forma Condensed Combined Consolidated Financial Information—Consolidation." In addition, because vTv Therapeutics LLC will be under the common control of MacAndrews and its affiliates before and after the Reorganization Transactions, we will account for the Reorganization Transactions as a reorganization of entities under common control and will initially measure the interests of vTv Therapeutics Inc. in the assets and liabilities of vTv Therapeutics LLC at their carrying amounts as of the date of the completion of the Reorganization Transactions. The purpose of the Reorganization Transactions and our corporate structure is to transfer assets from the Predecessors to vTv Therapeutics LLC and to potentially provide certain tax and other advantages to us and MacAndrews. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement" and "—Exchange Agreement."

Our Principal Equityholder

Following the Reorganization Transactions and this offering, MacAndrews will indirectly control 25,000,000 shares of Class B common stock held by vTv Therapeutics Holdings and will therefore control approximately 76.2% of the combined voting power of our outstanding common stock (or 73.6% if the underwriters exercise their over-allotment option in full). In addition, MacAndrews has indicated an interest in purchasing through one or more affiliates up to an aggregate of approximately $25.0 million of shares of our Class A common stock in this offering at the initial public offering price. Based on an initial public offering price equal to the midpoint of the estimated price range set forth on the cover page of this prospectus, MacAndrews or its affiliates would purchase up to 1,562,500 shares of our Class A common stock, which would increase its holdings up to approximately 81.0% of the combined voting power of our outstanding common stock (or 78.2% if the underwriters exercise their over-allotment option in full). However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to MacAndrews or its affiliates, and MacAndrews or its affiliates may determine to purchase more, less or no shares in this offering. In any event, MacAndrews will control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of our assets. At or around the time of the offering, MacAndrews and its affiliates may engage in various internal reorganization transactions at or above vTv Therapeutics Holdings, but MacAndrews will still have its direct or indirect voting control as described above.

MacAndrews is a company that acquires and manages a diversified portfolio of public and private companies. Wholly owned by Chairman and Chief Executive Officer Ronald O. Perelman, MacAndrews' core strategy is based on investing in companies with strong market positions, high quality management with vertical expertise, recognized growth potential and ability to increase productivity. Current investments include leading participants across a wide range of industries, from biotechnology and military equipment to cosmetics and entertainment.

Implications of being an Emerging Growth Company

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or "JOBS Act." As an emerging growth company, we may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include, among other things:

- the ability to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

The Offering

Issuer . . . . vTv Therapeutics Inc.

Class A common stock offered . . . . . 7,812,500 shares.

Class A common stock to be
outstanding after this offering and
the use of proceeds therefrom. . . . . 7,812,500 shares (8,984,375 shares if the underwriters exercise their over-allotment option in full).

Class B common stock to be
outstanding after this offering and
the use of proceeds therefrom . . . . 25,000,000 shares. Each share of our Class B common stock will have one vote on all matters submitted to a vote of stockholders but will represent no economic interests (including no rights to dividends or distributions upon liquidation). Shares of our Class B common stock will be issued to vTv Therapeutics Holdings. The aggregate voting power of the outstanding Class B common stock will be equal to the aggregate percentage of vTv Therapeutics LLC Units held by vTv Therapeutics Holdings. See "Description of Capital Stock."

Voting rights . . . . One vote per share; Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of stockholders. See "Description of Capital Stock."

Exchange. Subject to the terms and conditions of the vTv Therapeutics LLC Operating Agreement, vTv Therapeutics LLC Units (along with a corresponding number of shares of our Class B common stock) held by vTv Therapeutics Holdings may, subject to the terms of the Exchange Agreement, be exchanged with vTv Therapeutics LLC at any time for (i) shares of our Class A common stock on a one-for-one basis or (ii) cash (based on the market price of the shares of Class A common stock), at our option (as the managing member of vTv Therapeutics LLC), subject to customary exchange rate adjustments for stock splits, stock dividends and reclassifications. Any decision to require an exchange for cash rather than shares of Class A common stock will ultimately be determined by our entire Board of Directors. When a vTv Therapeutics LLC Unit and the corresponding share of our Class B common stock are exchanged by a holder of vTv Therapeutics LLC Units for a share of Class A common stock or for cash, the corresponding share of our Class B common stock will be canceled.

Controlled company . . . . Because, on a pro forma basis, vTv Therapeutics Holdings is expected to beneficially own more than 50% of the voting power of our outstanding voting stock, we expect to avail ourselves of the "controlled company" exemptions under the rules of the NASDAQ, including exemptions from the requirement to have a majority of independent directors, the requirement to have a fully independent nominating and corporate governance committee and the requirement to have a fully independent compensation committee.

Over-allotment option	We have granted to the underwriters an option to purchase up to 1,171,875 additional shares of Class A common stock from us at the initial public offering price (less underwriting discounts and commissions) to cover over-allotments, if any, for a period of 30 days from the date of this prospectus.
Use of proceeds	We estimate that the net proceeds from the sale of our Class A common stock in this offering before the payment of expenses will be approximately $116.2 million ($133.7 million if the underwriters exercise their over-allotment option in full) based on an assumed initial public offering price of $16.00 per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus). vTv Therapeutics Inc. will use the net proceeds of this offering to acquire vTv Therapeutics LLC Units. We intend to use such proceeds to fund the STEADFAST Study, further clinical development of our drug candidates and for working capital and other general corporate purposes. Entities affiliated with MacAndrews will initially bear certain costs and expenses of this offering, including the fees of attorneys, consultants, financial printers and auditors incurred by us. We will reimburse such MacAndrews affiliates using a portion of the gross proceeds of this offering. For additional information, see "Use of Proceeds."
Dividend policy	We do not intend to pay dividends on our common stock or to make distributions from vTv Therapeutics LLC to its members (other than to vTv Therapeutics Inc. to fund its operations). We plan to retain any earnings for use in the operation of our business and to fund future growth.
Directed share program.	At our request, the underwriters have reserved up to 390,625 shares of Class A common stock, or approximately 5% of the shares of Class A common stock offered by this prospectus (not including any shares of Class A common stock that are issued pursuant to the underwriters' exercise of their over-allotment option), for sale at the initial public offering price to our employees, directors and other persons associated with us. The number of shares of Class A common stock available for sale to the general public in the offering will be reduced by the number of shares sold pursuant to the directed share program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock offered by this prospectus.
Listing.	We have applied to list our Class A common stock on NASDAQ under the symbol "VTVT."
Tax Receivable Agreement	We intend to enter into a Tax Receivable Agreement with vTv Therapeutics Holdings that will provide for the payment by us to vTv Therapeutics Holdings (or its transferees or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize (or, in some circumstances, we are deemed to realize) as a result of (a) the exchange of Class B common stock, together with the corresponding number of vTv Therapeutics Holdings LLC Units, for shares of our Class A common stock (or for cash), (b) tax benefits related to imputed interest deemed

	to be paid by us as a result of the Tax Receivable Agreement and (c) certain tax benefits attributable to payments under the Tax Receivable Agreement. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."
Risk factors	Investing in our Class A common stock involves a high degree of risk. Please read "Risk Factors" beginning on page 14 of this prospectus for a discussion of factors you should carefully consider before deciding to purchase shares of our Class A common stock.

Except as otherwise indicated, all information in this prospectus:

- assumes no exercise of the underwriters' option to purchase 1,171,875 additional shares of Class A common stock to cover over-allotments;

- assumes 3,250,000 shares are issuable under options to purchase shares of Class A common stock, restricted stock units or other similar awards, including those that may be granted in connection with this offering under the vTv Therapeutics Inc. 2015 Omnibus Equity Incentive Plan (the "2015 Plan");

- assumes 25,000,000 shares of Class A common stock are reserved for issuance upon the exchange of vTv Therapeutics LLC Units (along with the corresponding number of shares of our Class B common stock); and

- assumes an initial public offering price of $16.00 per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus).

MacAndrews has indicated an interest in purchasing through one or more affiliates up to an aggregate of approximately $25.0 million of shares of our Class A common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to MacAndrews or its affiliates, and MacAndrews or its affiliates may determine to purchase more, less or no shares in this offering. Except as otherwise indicated, all information in this prospectus assumes MacAndrews and its affiliates do not purchase any shares of our Class A common stock in this offering.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

vTv Therapeutics Inc. was formed in April 2015 and does not have historical financial data. The historical financial data presented in this prospectus are the historical combined financial data of our Predecessors, vTvx Holdings I and vTvx Holdings II. The summary statements of operations data for the years ended December 31, 2014 and 2013 are derived from the audited combined consolidated statements of operations of the Predecessors for such periods, which are included in this prospectus. The summary statements of operations data for the three months ended March 31, 2014 and 2015 are derived from the unaudited condensed combined consolidated statements of operations of the Predecessors for such periods, which are included in this prospectus. The summary unaudited reorganization pro forma condensed combined consolidated statement of operations data for the three months ended March 31, 2015 and the year ended December 31, 2014 give pro forma effect to the Reorganization Transactions as if they had been completed as of January 1, 2014, and the summary unaudited reorganization pro forma condensed combined consolidated balance sheet data as of March 31, 2015 give pro forma effect to the Reorganization Transactions as if they had been completed as of March 31, 2015, in each case, as described in "Unaudited Pro Forma Condensed Consolidated Financial Information." The summary balance sheet data as of March 31, 2015 are derived from the unaudited condensed combined balance sheets of the Predecessors as of such date, which is included in this prospectus. The summary unaudited pro forma condensed combined consolidated statement of operations data for the three months ended March 31, 2015 and the year ended December 31, 2014 give pro forma effect to the Reorganization Transactions, this offering and the application of the net proceeds from this offering as if they had been completed as of January 1, 2014, and the summary unaudited pro forma condensed combined consolidated balance sheet data as of March 31, 2015 give pro forma effect to the Reorganization Transactions, this offering and the application of the net proceeds from this offering as if they had been completed as of March 31, 2015, in each case, as described in "Unaudited Pro Forma Condensed Combined Consolidated Financial Information." The summary unaudited pro forma condensed combined consolidated financial data are presented for information purposes only and should not be considered indicative of actual results of operations that would have been achieved had the Reorganization Transactions and this offering been consummated on the dates indicated, and do not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period.

You should read the Summary Historical and Pro Forma Financial Data together with the sections entitled "Capitalization," "Selected Financial Data," "Unaudited Pro Forma Condensed Combined Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

(dollars in thousands, except for per unit and per share data)	Years Ended December 31, 2013 (Predecessor)	Years Ended December 31, 2014 (Predecessor)	Reorganization Pro Forma Year Ended December 31, 2014[a]	Pro Forma Year Ended December 31, 2014[b]	Three Months Ended March 31, 2014 (Predecessor)	Three Months Ended March 31, 2015 (Predecessor)	Reorganization Pro Forma Three Months Ended March 31, 2015[a]	Pro Forma Three Months Ended March 31, 2015[b]
Statement of operations data:								
Revenue	$ 976	$ 1,549	$ 1,549	$ 1,549	$ 14	$ 50	$ 50	$ 50
Operating expenses:								
Research and development	25,434	18729	18,729	18,729	4,404	7,776	7,776	7,776
General and administrative	11,375	11,717	11,717	11,717	5,127	1,995	1,995	1,995
Total operating expenses	36,809	30,446	30,446	30,446	9,531	9,771	9,771	9,771
Operating loss	(35,833)	(28,897)	(28,897)	(28,897)	(9,517)	(9,721)	(9,721)	(9,721)
Other income (expense), net	41	(503)	(503)	(503)	8	660	8	8
Other (expenses) – related party	(575)	(623)	—	—	(187)	(168)	—	—
Interest (expense)	(476)	(282)	—	—	(34)	(45)	—	—
Interest (expense), net – related party	(11,346)	(5,727)	—	—	(5,378)	(539)	—	—

	Years Ended December 31,		Reorganization Pro Forma Year Ended December 31, 2014[a]	Pro Forma Year Ended December 31, 2014[b]	Three Months Ended March 31,		Reorganization Pro Forma Three Months Ended March 31, 2015[a]	Pro Forma Three Months Ended March 31, 2015[b]
	2013	2014			2014	2015		
	(Predecessor)				(Predecessor)			
Investment (loss) – related party	(14)	(69)	—		(4)	—	—	
Combined consolidated net loss	$ (48,203)	$ (36,101)	$(29,400)	$ (29,400)	$ (15,112)	$ (9,813)	$(9,713)	$ (9,713)
Net loss attributable to non-controlling interests	—	—	(29,400)	(22,400)	—	—	(9,713)	(7,400)
Net loss available to Predecessor/vTv Therapeutics Inc.	$ (48,203)	$ (36,101)	$ —	(7,000)	$ (15,112)	$ (9,813)	$ —	$ (2,313)
vTvx Holdings I:								
Net loss per member unit, basic and diluted	$ (12.82)	$ (16.81)			$ (7.94)	$ (14.39)		
Units used to compute basic and diluted net loss per member unit[1]	13,288,327	13,263,676			13,288,608	4,188,607		
vTvx Holdings II:								
Net earnings (loss) per member unit, basic and diluted	$ 0.06	$ (0.64)			$ (0.42)	$ (0.42)		
Units used to compute basic and diluted net earnings (loss) per member unit[1]	19,597,888	19,570,078			19,609,698	5,148,485		
Pro forma net loss per share, basic and diluted (unaudited)[2]				$ (0.90)				$ (0.30)
Shares used to compute pro forma net loss per share, basic and diluted (unaudited)[2]				7,812,500				7,812,500

[1]See Note 16 (for the periods ended December 31, 2013 and 2014) of our Notes to Combined Consolidated Financial Statements and See Note 11 (for the periods ended March 31, 2014 and 2015) of our Notes to Unaudited Condensed Combined Consolidated Financial Statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the basic and diluted net loss per common unit.

[2] Pro forma basic and diluted earnings per share were computed using 7,812,500 shares of Class A common stock, and 25,000,000 shares of Class B common stock were excluded from the calculation as their effect would be anti-dilutive due to the pro forma net loss.

[a]Refer to the notes to the unaudited pro forma condensed combined consolidated statement of operations for the year ended December 31, 2014 and the three months ended March 31, 2015 in the "Unaudited Pro Forma Condensed Combined Consolidated Financial Information" in this prospectus for the details of the Reorganization Transactions adjustments.

[b]Refer to the notes to the unaudited pro forma condensed combined consolidated statement of operations for the year ended December 31, 2014 and the three months ended March 31, 2015 in the "Unaudited Pro Forma Condensed Combined Consolidated Financial Information" in this prospectus for the details of the adjustments as a result of this offering.

	As of March 31, 2015		
	Predecessor	Reorganization Pro Forma[a]	Pro Forma[b]
(dollars in thousands)			
Balance sheet data:			
Cash and cash equivalents	$ 776	$ 776	$112,226
Working capital (deficiency) surplus	(45,638)	(4,784)	106,985
Total assets	14,964	4,593	115,724
Current liabilities	47,404	6,420	6,101
Long-term debt, net of current portion	2,070	—	—
Other liabilities, net of current portion	36,023	75	75
vTvx Holdings I and vTvx Holdings II redeemable convertible preferred units	490,679	—	—
Deficit attributable to non-controlling interest	—	(1,902)	(1,902)
Total (deficit) equity (excluding non-controlling interest)	(561,212)	—	111,450

[a]Refer to the notes to the unaudited pro forma condensed combined balance sheet as of March 31, 2015 in the "Unaudited Pro Forma Condensed Combined Consolidated Financial Information" in this prospectus for the details of the Reorganization Transactions adjustments.

[b]Refer to the notes to the unaudited pro forma condensed combined balance sheet as of March 31, 2015 in the "Unaudited Pro Forma Condensed Combined Consolidated Financial Information" in this prospectus for the details of the adjustments as a result of this offering.

other business concerns, which could potentially harm our business. If the market price of shares of our Class A common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

No public market for our Class A common stock currently exists and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our Class A common stock. An active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about us, our business or our market, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that equity research analysts publish about us and our business. We do not currently have and may never obtain research coverage by equity research analysts. Equity research analysts may elect not to provide research coverage of our Class A common stock after this offering, and such lack of research coverage may adversely affect the market price of our Class A common stock. In the event we do have equity research analyst coverage, we will not have any control over the analysts or the content and opinions included in their reports. The price of our stock could decline if one or more equity research analysts downgrade our stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which in turn could cause our stock price or trading volume to decline.

A substantial portion of our total outstanding shares may be sold into the market at any time. This could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. After the consummation of this offering, we will have 32,812,500 shares of outstanding Class A common stock on a fully diluted basis, assuming that all the vTv Therapeutics LLC Units outstanding (and the corresponding shares of Class B common stock) after giving effect to the Reorganization Transactions and this offering described under "Prospectus Summary—The Reorganization Transactions," excluding those held by us, are exchanged into shares of our Class A common stock and assuming no exercise of the underwriters' over-allotment option.

Immediately following the consummation of the Reorganization Transactions and this offering, the members of vTv Therapeutics LLC will consist of the Issuer and vTv Therapeutics Holdings, which will hold 25,000,000 vTv Therapeutics LLC Units and the same number of shares of vTv Therapeutics Inc. Class B common stock, which will represent 76.2% of the combined voting power of our outstanding common stock (or 73.6% if the underwriters exercise their over-allotment option in full). In addition, MacAndrews has indicated an interest in purchasing through one or more affiliates up to an aggregate of approximately $25.0 million of shares of our Class A common stock in this offering at the initial public offering price. Based on an initial public offering price equal to the midpoint of the estimated price range set forth on the cover page of this prospectus, MacAndrews or its affiliates would purchase up to 1,562,500 shares of our Class A common stock, which would increase its holdings up to approximately 81.0% of the combined voting power of our outstanding common stock (or 78.2% if the underwriters exercise their over-allotment option in full). However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to MacAndrews or its affiliates, and MacAndrews or its affiliates may determine to purchase more, less or no shares in this offering. Pursuant to the terms of the Exchange Agreement, vTv Therapeutics

Holdings will be able to exchange its vTv Therapeutics LLC Units (along with the corresponding number of shares of our Class B common stock) for (i) shares of our Class A common stock on a one-for-one basis or (ii) cash (based on the market price of the shares of Class A common stock), at our option (as the managing member of vTv Therapeutics LLC). Shares of our Class A common stock issuable to vTv Therapeutics Holdings upon an exchange of vTv Therapeutics LLC Units as described above would be considered "restricted securities," as that term is defined in Rule 144 under the Securities Act, unless the exchange is registered under the Securities Act. We, our executive officers and directors, shareholders and each holder of Class A common stock purchased through our directed share program will also agree with the underwriters not to sell, otherwise dispose of or hedge any Class A common stock, Class B common stock or vTv Therapeutics LLC Units or securities convertible or exchangeable for shares of Class A common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. After the expiration of the 180-day lock-up period, the shares of Class A common stock issuable upon exchange of vTv Therapeutics LLC Units will be eligible for resale from time to time, subject to certain contractual restrictions and the requirements of the Securities Act.

We intend to file a registration statement under the Securities Act registering 3,250,000 shares of our Class A common stock reserved for issuance under our 2015 Plan and we will enter into an investor rights agreement with vTv Therapeutics Holdings and certain members of our management and Board of Directors providing certain governance and registration rights. See the information under the heading "Shares Eligible for Future Sale" and "Certain Relationships and Related Party Transactions—Investor Rights Agreement" for a more detailed description of the shares of Class A common stock that will be available for future sale upon completion of this offering.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of the shares offered by this prospectus will be substantially higher than the pro forma as adjusted net tangible book value per share of our Class A common stock based on the total value of our tangible assets less our total liabilities immediately following this offering. Therefore, if you purchase shares of our Class A common stock in this offering, you will experience immediate and substantial dilution of approximately $12.67 per share ($12.27 per share if the underwriters' exercise their over-allotment option in full) in the price you pay for shares of our Class A common stock as compared to the pro forma as adjusted net tangible book value per share. To the extent outstanding options to purchase shares of Class A common stock are exercised, there may be further dilution. For further information on this calculation, see "Dilution" elsewhere in this prospectus.

Future sales and issuances of our Class A common stock or rights to purchase Class A common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell Class A common stock, convertible securities or other equity securities. If we sell Class A common stock, convertible securities or other equity securities, your investment in our Class A common stock will be diluted. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

We are an "emerging growth company," and will be able take advantage of reduced disclosure requirements applicable to "emerging growth companies," which could make our Class A common stock less attractive to investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and, for as long as we continue to be an "emerging growth company," we intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our Class A common stock in this offering before the payment of expenses will be approximately $116.2 million ($133.7 million if the underwriters exercise their over-allotment option in full) based on an assumed initial public offering price of $16.00 per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus).

Each $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share would increase or decrease the net proceeds to us from this offering by $7.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million in the number of shares we are offering would increase or decrease the net proceeds to us from this offering by $14.9 million, assuming no change in the assumed initial public offering price of $16.00 per share and after deducting the estimated underwriting discounts and commissions.

vTv Therapeutics Inc. will use the net proceeds of this offering to acquire vTv Therapeutics LLC Units. We intend to use such proceeds for the following purposes:

- approximately $70.0 to $80.0 million to fund the Phase 3 clinical development of *azeliragon*, including the STEADFAST Study;

- approximately $10.0 to $15.0 million to fund our planned Phase 2 trials for the clinical development of our type 2 diabetes drug candidates; and

- the remainder to fund further clinical development of our other drug candidates and for working capital and other general corporate purposes.

Entities affiliated with MacAndrews will initially bear certain costs and expenses of this offering, including the fees of attorneys, consultants, financial printers and auditors incurred by us, currently estimated to be approximately $4.8 million in the aggregate. We will reimburse such MacAndrews affiliates using a portion of the gross proceeds of this offering.

The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from clinical trials, as well as any collaborations that we may enter into with third parties for our drug candidates, and any unforeseen cash needs.

Pending these uses, we plan to invest these net proceeds in short-term, interest bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2015:

- on an actual basis;

- on a reorganization pro forma basis to reflect the Reorganization Transactions; and

- on a pro forma basis to further reflect the issuance and sale by us of 7,812,500 shares of our Class A common stock in this offering at an initial public offering price of $16.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us, including the reimbursement of certain costs and expenses borne by entities affiliated with MacAndrews, and the receipt by us of the expected net proceeds of such sale, and assuming no exercise of the underwriters' over-allotment option.

You should read this information together with the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Combined Consolidated Financial Information" and "Selected Financial Data" as well as our financial statements and the related notes, which appear elsewhere in this prospectus.

| | As of March 31, 2015 | | |
(unaudited, dollars in thousands, except per unit and per share data)	Actual	Reorganization Pro Forma[1]	Pro Forma[1]
Cash and cash equivalents	$ 776	$776	$112,226[2]
Long-term debt, including current portion	$ 38,337	$ —	$ —
Redeemable convertible preferred units:			
vTvx Holdings I:			
Series A redeemable convertible preferred units, no par value, 8,571,337 units authorized, issued and outstanding	3,071	—	—
Series B redeemable convertible preferred units, no par value, 2,547,593 units authorized, issued and outstanding	3,500	—	—
Series C redeemable convertible preferred units, no par value, 2,343,922 units authorized, and 2,243,922 issued and outstanding	8,777	—	—
Series D redeemable convertible preferred units, no par value, 2,442,361 units authorized, issued and outstanding	9,556	—	—
Series E redeemable convertible preferred units, no par value, 32,789,595 units authorized, issued and outstanding	86,700	—	—
Series F redeemable convertible preferred units, no par value, 1,367,157,023 units authorized and 1,145,947,422 issued and outstanding	363,605	—	—
Total vTvx Holdings I redeemable convertible preferred units	475,209	—	—
vTvx Holdings II:			
Series A redeemable convertible preferred units, no par value; 49,766,563 units authorized, issued and outstanding	1,194	—	—
Series B redeemable convertible preferred units, no par value, 704,118,921 units authorized and 594,834,833 issued and outstanding	14,276	—	—
Total vTvx Holdings II redeemable convertible preferred units	15,470	—	—
vTvx Holdings I:			
Members' deficit	(514,578)	—	—
Common member units, no par value; 1,512,722,844 units authorized, 4,188,607 issued and outstanding as of March 31, 2015	—	—	—
Total vTvx Holdings I members' deficit	(514,578)	—	—

(unaudited, dollars in thousands, except per unit and per share data)	As of March 31, 2015		
	Actual	Reorganization Pro Forma[1]	Pro Forma[1]
vTvx Holdings II:			
Members' deficit	(46,634)	—	—
Common member units, no par value; 805,219,377 units authorized; 5,148,485 issued and outstanding as of March 31, 2015	—	—	—
Total vTvx Holdings II members' deficit	(46,634)	—	—
vTv Therapeutics Inc.:			
Common stock, par value $0.01 per share, no shares authorized, issued and outstanding as of March 31, 2015 (actual and pro forma) and 1,000 shares authorized and 100 shares issued and outstanding (reorganization pro forma)	—	0	—
Class A - Common stock, $0.01 par value; no shares authorized, issued and outstanding as of March 31, 2015 (actual and reorganization pro forma), 100,000,000 shares authorized and 7,812,500 shares outstanding (pro forma)	—	—	78
Class B - Common stock, $0.01 par value; no shares authorized, issued and outstanding as of March 31, 2015 (actual), 100,000,000 shares authorized and 25,000,000 shares outstanding (reorganization pro forma and pro forma)	—	—	250
Additional paid in capital	—	—	111,122
Retained (deficit) earnings	—	—	—
Total (deficit) equity (excluding non-controlling interest)	(561,212)	0	111,450
Equity (deficit) attributable to non-controlling interest	—	(1,902)	(1,902)
Total (deficit) equity	(561,212)	(1,902)	109,548
Total capitalization	$ (32,196)	$ (1,902)	$109,548

[1] No vTvx Holdings I or vTvx Holdings II units authorized or issued or outstanding on a reorganization pro forma or a pro forma basis for vTv Therapeutics Inc.

[2] Each $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share would increase or decrease the net proceeds to us from this offering by $7.3 million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. We may also increase or decrease the number of shares for Class A common stock we are offering. Each increase or decrease of 1.0 million in the number of shares of Class A common stock we are offering would increase or decrease the net proceeds to us from this offering by $14.9 million, assuming no change in the assumed initial public offering price of $16.00 per share and after deducting the estimated underwriting discounts and commissions.

The pro forma share information in the table above is based on 7,812,500 shares of our Class A common stock being issued in this offering, as if they were outstanding as of March 31, 2015 on a pro forma basis, and excludes the following:

- 3,250,000 shares issuable under options to purchase shares of Class A common stock, restricted stock units or other similar awards, including those that may be granted in connection with this offering under the 2015 Plan; and

- 25,000,000 shares of Class A common stock reserved for issuance upon the exchange of vTv Therapeutics LLC Units (along with the corresponding number of shares of our Class B common stock).

DILUTION

If you invest in our Class A common stock, you will experience dilution to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the book value per share attributable to the Class A common stock held by us (including all shares issuable upon exchange and/or conversion).

Our pro forma net tangible book value as of March 31, 2015 would have been a deficit of approximately $2.2 million, or $0.09 per share of our Class A common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of our Class A common stock outstanding, in each case after giving effect to the Reorganization Transactions (based on an assumed initial public offering price of $16.00 per share (the midpoint of the estimated initial public offering price range on the cover page of this prospectus)) assuming that all of the Class B common stock is exchanged for newly-issued shares of our Class A common stock, on a one-for-one basis.

After giving effect to the Reorganization Transactions, assuming all of the Class B common stock is exchanged for newly-issued shares of Class A common stock, on a one-for-one basis, and after giving further effect to the sale of 7,812,500 shares of Class A common stock in this offering at the assumed initial public offering price of $16.00 per share (the midpoint of the estimated initial public offering price range on the cover page of this prospectus) and the application of the net proceeds from this offering, our pro forma as adjusted net tangible book value would have been a surplus of approximately $109.1 million, or $3.33 per share, representing an immediate increase in net tangible book value of $3.42 per share to us and an immediate dilution in net tangible book value of $12.67 per share to new investors in this offering.

The following table illustrates the dilution per share of our Class A common stock, assuming the underwriters do not exercise their option to purchase additional shares of our Class A common stock:

Assumed initial public offering price per share	$16.00
Pro forma net tangible book value per share as of March 31, 2015[1]	$ (0.09)
Increase in pro forma net tangible book value per share attributable to this offering	3.42
Pro forma as adjusted net tangible book value per share after this offering[2]	3.33
Dilution in pro forma net tangible book value per share to new investors	$12.67

---

[1] Reflects 25,000,000 outstanding shares of Class A common stock immediately prior to this offering, equal to the 25,000,000 shares of Class A common stock issuable upon the exchange of the Class B common stock.

[2] Reflects 32,812,500 outstanding shares, consisting of (i) 7,812,500 shares of Class A common stock to be issued in this offering and (ii) the 25,000,000 outstanding shares described in note (1) above issuable upon the exchange of Class B common stock.

Dilution is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share of Class A common stock.

A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share would increase (decrease) our pro forma as adjusted net tangible book value after this offering by $7.3 million and the dilution per share to new investors by $0.78, in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table sets forth, on a pro forma basis as of March 31, 2015, the number of shares of Class A common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing equity holders and by new investors purchasing shares of Class A common stock in this offering, at the assumed initial public offering price of $16.00 per share (the midpoint of the estimated initial public offering price range on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, including the reimbursement of certain costs and expenses borne by entities affiliated with MacAndrews, and after giving effect to the Reorganization Transactions, assuming that all of the Class B common stock are exchanged for newly-issued shares of our Class A common stock, on a one-for-one basis, and after giving further effect to this offering and the application of the net proceeds from this offering:

	Shares of Class A Common Stock Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
New investors in this offering[1] . .	7,812,500	23.8%	—	—	—
vTv Therapeutics Holdings	25,000,000	76.2%	125,000,000	100.0%	16.00
Total	32,812,500	100.0%	$125,000,000	100.0%	$ 3.81

---

[1]Includes 7,812,500 shares of Class A common stock to be sold in this offering, the net proceeds of which we intend to use to acquire vTv Therapeutics LLC Units from vTv Therapeutics LLC, as described under "Use of Proceeds."

To the extent the underwriters' option to purchase additional shares is exercised, there will be further dilution to new investors.

A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share of Class A common stock (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors in this offering by $7.8 million and would increase (decrease) the average price per share paid by new investors by $1.00, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

vTv Therapeutics Inc.
Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations
Year ended December 31, 2014
(dollars in thousands except per share data)

	Predecessors' Combined Actual	Reorganization Adjustments (a)	Reorganization Pro Forma	Offering Adjustments (b)	vTv Therapeutics Inc. Pro Forma
Revenue.	$ 1,549	$ —	$ 1,549	$ —	$ 1,549
Operating expenses:					
Research and development	17,378	—	17,378	—	17,378
Research and development – related party	1,351	—	1,351	—	1,351
General and administrative.	11,717	—	11,717	—	11,717
Total operating expenses.	30,446	—	30,446	—	30,446
Operating loss	(28,897)	—	(28,897)	—	(28,897)
Other (expense), net	(503)	—	(503)	—	(503)
Other (expense) – related party	(623)	623	—	—	—
Interest (expense)	(282)	282	—	—	—
Interest (expense), net – related party	(5,727)	5,727	—	—	—
Investment (loss) – related party	(69)	69	—	—	—
Combined consolidated net loss.	$(36,101)	$ 6,701	$(29,400)	$ —	$ (29,400)
Net loss attributable to non-controlling interests	—	(29,400)	(29,400)	7,000	(22,400)
Net loss available to Predecessor / vTv Therapeutics Inc.	$(36,101)	$ 36,101	$ —	$(7,000)	$ (7,000)
Net loss attributable to vTv Therapeutics Inc. per share Class A common stock: Basic and diluted, pro forma (unaudited)					$ (0.90)(c)
Weighted average shares of Class A common stock outstanding: Basic and diluted, pro forma (unaudited)					7,812,500(c)

See accompanying Notes to the Unaudited Pro Forma
Condensed Combined Consolidated Statement of Operations.

Notes to the Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations for the Year Ended December 31, 2014

(a) Reflects the Reorganization Transactions for the newly formed vTv Therapeutics Inc., which we refer to as the Issuer. These adjustments include:

- removal of interest (expense), net that will not be incurred after the Reorganization Transactions, as the debt and the receivable due from a related party will not be assumed by vTv Therapeutics Inc. and will remain with the Predecessors subsequent to the Reorganization Transactions; and

- removal of a loss on an investment that will not be held by vTv Therapeutics Inc. subsequent to the Reorganization Transactions.

(b) Reflects the adjustments as a result of this offering, after deducting the underwriting discount and estimated offering expenses payable by the Issuer, including the issuance of 7,812,500 shares of Class A common stock in this offering, the reimbursement of certain costs and expenses borne by entities affiliated with MacAndrews, and the receipt by us of the expected net proceeds of such sale, and assuming no exercise of the underwriters' over-allotment option. Upon completion of the offering, the Issuer will be the sole managing member of vTv Therapeutics LLC. Although the Issuer will have a 23.8% economic interest in vTv Therapeutics LLC (assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock), the Issuer will have the sole voting interest of vTv Therapeutics LLC. As a result, the Issuer will consolidate the financial results of vTv Therapeutics LLC and will report a non-controlling interest related to the vTv Therapeutics LLC Units held by vTv Therapeutics Holdings on the Issuer's consolidated statements of operations. Following this offering, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock, the Issuer will own 23.8% of the economic interest of vTv Therapeutics LLC, and vTv Therapeutics Holdings will own the remaining 76.2% of the economic interest of vTv Therapeutics LLC. Net income (loss) attributable to non-controlling interests will represent 76.2% of the income (loss) before income taxes of the Issuer. If the underwriters exercise their option to purchase additional shares of the Issuer's Class A common stock in full, the Issuer will own 26.4% of the economic interest of vTv Therapeutics LLC, and vTv Therapeutics Holdings will own the remaining 73.6% of the economic interest of vTv Therapeutics LLC, and net income (loss) attributable to non-controlling interests would represent 73.6% of the income (loss) before income taxes of the Issuer.

(c) Pro forma basic and diluted earnings per share were computed using 7,812,500 shares of Class A common stock, and 25,000,000 shares of Class B common stock were excluded from the calculation as their effect would be anti-dilutive due to the pro forma net loss.

vTv Therapeutics Inc.
Unaudited Pro Forma Condensed Combined Statements of Operations
Three Months Ended March 31, 2015
(dollars in thousands except per share data)

	Predecessors' Combined Actual	Reorganization Adjustments (a)	Reorganization Pro Forma	Offering Adjustments (b)	vTv Therapeutics Inc. Pro Forma
Revenue..........................	$ 50	$ —	$ 50	$ —	$ 50
Operating expenses:					
Research and development..............	7,385	—	7,385	—	7,385
Research and development – related party	391	—	391	—	391
General and administrative.............	1,995	—	1,995	—	1,995
Total operating expenses................	9,771	—	9,771	—	9,771
Operating loss	(9,721)	—	(9,721)	—	(9,721)
Other income, net	660	(652)	8	—	8
Other (expense) – related party	(168)	168	—	—	—
Interest (expense).....................	(45)	45	—	—	—
Interest (expense), net – related party	(539)	539	—	—	—
Combined consolidated net loss.........	$(9,813)	$ 100	$(9,713)	$ —	$ (9,713)
Net loss attributable to non-controlling interests...........................	—	(9,713)	(9,713)	2,313	(7,400)
Net loss available to Predecessor / vTv Therapeutics Inc.	$(9,813)	$ 9,813	$ —	$(2,313)	$ (2,313)
Net loss attributable to vTv Therapeutics Inc. per share Class A common stock: Basic and diluted, pro forma (unaudited)					$ (0.30)(c)
Weighted average shares of Class A common stock outstanding: Basic and diluted, pro forma (unaudited)					7,812,500(c)

See accompanying Notes to the Unaudited Pro Forma
Condensed Combined Statement of Operations.

Notes to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Three Months Ended March 31, 2015

(a) Reflects the Reorganization Transactions for the newly formed vTv Therapeutics Inc., which we refer to as the Issuer. These adjustments reflect removal of interest (expense), net and other income, net that will not be incurred after the Reorganization Transactions, as the debt, the receivable due from a related party and certain other liabilities that will not be assumed by vTv Therapeutics Inc. and will remain with the Predecessors subsequent to the Reorganization Transactions.

(b) Reflects the adjustments as a result of this offering, after deducting the underwriting discount and estimated offering expenses payable by the Issuer, including the issuance of 7,812,500 shares of Class A common stock in this offering, the reimbursement of certain costs and expenses borne by entities affiliated with MacAndrews, and the receipt by the Issuer of the expected net proceeds of such sale, and assuming no exercise of the underwriters' over-allotment option. Upon completion of the offering, the Issuer will be the sole managing member of vTv Therapeutics LLC. Although the Issuer will have a 23.8% economic interest in vTv Therapeutics LLC (assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock), the Issuer will have the sole voting interest of vTv Therapeutics LLC. As a result, the Issuer will consolidate the financial results of vTv Therapeutics LLC and will report a non-controlling interest related to the vTv Therapeutics LLC Units held by vTv Therapeutics Holdings on the Issuer's consolidated statements of operations. Following this offering, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock, the Issuer will own 23.8% of the economic interest of vTv Therapeutics LLC, and vTv Therapeutics Holdings will own the remaining 76.2% of the economic interest of vTv Therapeutics LLC. Net income (loss) attributable to non-controlling interests will represent 76.2% of the income (loss) before income taxes of the Issuer. If the underwriters exercise their option to purchase additional shares of the Issuer's Class A common stock in full, the Issuer will own 26.4% of the economic interest of vTv Therapeutics LLC, and vTv Therapeutics Holdings will own the remaining 73.6% of the economic interest of vTv Therapeutics LLC, and net income (loss) attributable to non-controlling interests would represent 73.6% of the income (loss) before income taxes of the Issuer.

(c) Pro forma basic and diluted earnings per share were computed using 7,812,500 shares of Class A common stock, and 25,000,000 shares of Class B common stock were excluded from the calculation as their effect would be anti-dilutive due to the pro forma net loss.

vTv Therapeutics Inc.
Unaudited Pro Forma Condensed Combined Balance Sheet
As of March 31, 2015
(dollars in thousands, except per unit and per share data)

	Predecessors' Combined Actual	Reorganization Adjustments (a)	Reorganization Pro Forma	Offering Adjustments (b)	vTv Therapeutics Inc. Pro Forma
Assets					
Current assets:					
Cash and cash equivalents	$ 776	$ —	$ 776	$111,450	$112,226
Restricted cash and cash equivalents	130	(130)	—	—	—
Accounts receivable, net	600	—	600	—	600
Prepaid expenses and other current assets	260	—	260	—	260
Total current assets	1,766	(130)	1,636	111,450	113,086
Note receivable	6,652	(6,652)	—	—	—
Property and equipment, net	3,649	(2,789)	860	—	860
Receivable due from a related party, net	800	(800)	—	—	—
Employee loans receivable – related party	57	—	57	—	57
Deferred offering costs	319	—	319	(319)	—
Other long-term assets	1,721	—	1,721	—	1,721
Total assets	**$ 14,964**	**$ (10,371)**	**$ 4,593**	**$111,131**	**$115,724**
Liabilities, redeemable convertible units, and members' / stockholders' (deficit) equity					
Current liabilities:					
Accounts payable and accrued expenses	$ 6,284	$ (506)	$ 5,778	$ (319)	$ 5,459
Accounts payable and accrued expenses – related party	2,486	(2,486)	—	—	—
Deferred revenue	550	—	550	—	550
Short-term debt	157	(157)	—	—	—
Short-term debt – related party, net	36,110	(36,110)	—	—	—
Other liabilities	1,817	(1,725)	92	—	92
Total current liabilities	47,404	(40,984)	6,420	(319)	6,101
Debt, net of current portion	2,070	(2,070)	—	—	—
Fair value of contingent distribution	25,649	(25,649)	—	—	—
Note payable	6,652	(6,652)	—	—	—
Other liabilities, net of current portion	3,722	(3,647)	75	—	75
Total liabilities	85,497	(79,002)	6,495	(319)	6,176
Redeemable convertible preferred units	490,679	(490,679)	—	—	—
Equity:					
Members' (deficit) equity:					
vTvx Holdings I:					
Members' (deficit) equity	(514,578)	514,578	—	—	—
Common member units, no par value; 1,512,722,844 units authorized, 4,188,607 issued and outstanding as of March 31, 2015	—	—	—	—	—
Total vTvx Holdings I (deficit) equity	(514,578)	514,578	—	—	—
vTvx Holdings II:					
Members' (deficit) equity	(46,634)	46,634	—	—	—
Common member units, no par value; 805,219,377 units authorized and 5,148,485 issued and outstanding as of March 31, 2015	—	—	—	—	—
Total vTvx Holdings II (deficit) equity	(46,634)	46,634	—	—	—
vTv Therapeutics Inc.:					
Common stock, par value $0.01 per share, no shares authorized, issued and outstanding as of March 31, 2015 (actual and pro forma) and 1,000 shares authorized and 100 shares issued and outstanding (reorganization pro forma)	—	0	0	0	—
Class A - Common stock, $0.01 par value; no shares authorized, issued and outstanding as of March 31, 2015 (actual and as adjusted before offering), 100,000,000 shares authorized and 7,812,500 shares outstanding (pro forma)	—	—	—	78	78
Class B - Common stock, $0.01 par value; no shares authorized, issued and outstanding as of March 31, 2015 (actual), 100,000,000 shares authorized and 25,000,000 shares outstanding (as adjusted before offering and pro forma)	—	—	—	—	—
Additional paid in capital	—	—	—	111,372	111,372
Retained (deficit) earnings	—	—	—	—	—
Total (deficit) equity (excluding non-controlling interest)	(561,212)	561,212	0	111,450	111,450
Deficit attributable to non-controlling interest	—	(1,902)	(1,902)	—	(1,902)
Total (deficit) equity	(561,212)	(559,310)	(1,902)	111,450	109,548
Total liabilities, redeemable convertible units, and members' / stockholders' (deficit) equity	**$ 14,964**	**$ (10,371)**	**$ 4,593**	**$111,131**	**$115,724**

See accompanying Notes to the Unaudited Pro Forma
Condensed Combined Balance Sheet.

Notes to the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2015:

(a) Reflects the Reorganization Transactions for the newly formed vTv Therapeutics Inc. including the following:

- removal of restricted cash, certain receivables, and land included in property and equipment, net that will not be assets of vTv Therapeutics Inc. subsequent to the Reorganization Transactions;

- removal of debt, contingent distribution payable and other liabilities that will not be obligations of vTv Therapeutics Inc. subsequent to the Reorganization Transactions;

- the difference between the assets and liabilities contributed to vTv Therapeutics Holdings LLC as part of the Reorganization Transactions are reflected as a non-controlling interest;

- removal of redeemable convertible preferred units that will not exist at vTv Therapeutics Inc. but will continue to exist at vTvx Holdings I and vTvx Holdings II; and

- the issuance of 25,000,000 vTv Therapeutics LLC Units to vTv Therapeutics Holdings LLC and the issuance of the corresponding 25,000,000 shares of Class B common stock.

(b) Reflects the adjustments as a result of this offering, after deducting the underwriting discount and estimated offering expenses payable by us, including the issuance of 7,812,500 shares of Class A common stock in this offering, the reimbursement of certain costs and expenses borne by entities affiliated with MacAndrews, and the receipt by us of the expected net proceeds of such sale, and assuming no exercise of the underwriters' over-allotment option. Each $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share would increase or decrease the net proceeds to us from this offering by $7.3 million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. We may also increase or decrease the number of shares of Class A common stock we are offering. Each increase or decrease of 1.0 million in the number of shares of Class A common stock we are offering would increase or decrease the net proceeds to us from this offering by $14.9 million, assuming no change in the assumed initial public offering price of $16.00 per share and after deducting the estimated underwriting discounts and commissions. A reconciliation of gross proceeds from this offering to the net proceeds is set forth below.

Assumed initial public offering price per share	$ 16.00
Shares of Class A common stock issued in this offering	7,812,500
Gross proceeds	$125,000,000
Less: underwriting discounts and commissions	(8,750,000)
Less: offering expenses (including amounts previously deferred)	(4,800,000)
Net cash proceeds	$111,450,000

We are deferring certain costs associated with this offering, including certain legal, accounting and other related expenses, which have been recorded in our combined consolidated balance sheet. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-paid-capital.

Upon completion of the offering, vTv Therapeutics Inc. will become the sole managing member of vTv Therapeutics LLC. Although vTv Therapeutics Inc. will have a 23.8% economic interest, vTv Therapeutics Inc. will have the sole voting interest in vTv Therapeutics LLC. As a result, vTv Therapeutics Inc. will consolidate the financial results of vTv Therapeutics LLC and will report a non-controlling interest related to the vTv Therapeutics LLC Units held by vTv Therapeutics Holdings on the Issuer's combined consolidated balance sheet. The computation of the non-controlling interest following the consummation of this offering, based upon the assumed initial public offering price, is as follows:

	Units	Percentage
Interest in vTv Therapeutics LLC held by the Issuer	7,812,500	23.8%
Non-controlling interest in the Issuer	25,000,000	76.2%
Total	32,812,500	100.0%

vTvx Holdings I

The following redeemable convertible preferred units of vTvx Holdings I are being eliminated in the Reorganization Transactions:

- Series A redeemable convertible preferred units, no par value; 8,571,337 units authorized, issued and outstanding as of March 31, 2015 (aggregate liquidation preference of $2,545 at March 31, 2015);

- Series B redeemable convertible preferred units, no par value, 2,547,593 units authorized, issued and outstanding as of March 31, 2015 (aggregate liquidation preference of $3,500 at March 31, 2015);

- Series C redeemable convertible preferred units, no par value, 2,343,922 units authorized and 2,243,922 issued and outstanding as of March 31, 2015 (aggregate liquidation preference of $5,514 at March 31, 2015);

- Series D redeemable convertible preferred units, no par value, 2,442,361 units authorized, issued and outstanding as of March 31, 2015 (aggregate liquidation preference of $9,556 at March 31, 2015);

- Series E redeemable convertible preferred units, no par value, 32,789,595 units authorized, issued and outstanding as of March 31, 2015 (aggregate liquidation preference of $86,700 at March 31, 2015); and

- Series F redeemable convertible preferred units, no par value, 1,367,157,023 units authorized and 1,145,947,422 issued and outstanding as of March 31, 2015 (aggregate liquidation preference of $114,595 at March 31, 2015).

vTvx Holdings II

The following redeemable convertible preferred units of vTvx Holdings II are being eliminated in the Reorganization Transactions:

- Series A redeemable convertible preferred units, no par value; 49,766,563 units authorized, issued and outstanding as of March 31, 2015 (aggregate liquidation preference of $1,194 at March 31, 2015); and

- Series B redeemable convertible preferred units, no par value, 704,118,921 authorized 594,834,833 units issued and outstanding as of March 31, 2015 (aggregate liquidation preference of $14,276 at March 31, 2015).

Mjalli, the former Chief Executive Officer and President of our Predecessors. Dr. Mjalli is not currently and has not previously been an executive officer or employed by us. No other executive officers were employed by our Predecessors during 2014. Our Board of Directors has not yet formed our compensation committee. Accordingly, we have not adopted compensation policies with respect to, among other things, setting base salaries, awarding bonuses or making future grants of equity awards to our executive officers. We anticipate that our compensation committee, once formed, will design a compensation program that rewards, among other things, favorable stockholder returns, our company's competitive position within the biopharmaceutical industry, our operating results and contributions to our company.

The following is a non-exhaustive list of items that we expect our compensation committee will consider in formulating our compensation philosophy and apply that philosophy to the implementation of our overall compensation program for named executive officers and other employees:

- attraction and retention of talented and experienced executives in our industry;

- motivation of our executives whose knowledge, skills and performance are critical to our success;

- alignment of the interests of our executive officers and stockholders by motivating executive officers to increase stockholder value and rewarding executive officers when stockholder value increases; and

- encouragement of our executives to achieve meaningful levels of ownership of our stock.

We expect that our compensation committee, once formed, may retain a compensation consultant to review our policies and procedures with respect to executive compensation and assist our compensation committee in implementing and maintaining compensation plans.

Summary Compensation Table

The following table summarizes the compensation earned by, awarded or paid by our Predecessors to our current and former Chief Executive Officers.

Name and Principal Position	Year	Salary ($)[1]	All Other Compensation ($)[2]	Total ($)
Stephen L. Holcombe (President and Chief Executive Officer and Chief Financial Officer)[3]	2014	$278,775	$ 7,800	$ 286,575
Dr. Adnan Mjalli (Former President and Chief Executive Officer of our Predecessor)	2014	$500,000	$3,902,567	$4,402,567

[1]Dr. Mjalli received base salary at an annual rate of $800,000 through March 28, 2014 from TransTech Pharma, LLC and at an annual rate of $400,000 from High Point Clinical Trials Center, LLC from March 28, 2014.

[2]For Mr. Holcombe, this included a $7,800 company match to the 401(k) plan. For Dr. Mjalli, this included a (i) $3,502 company match to the 401(k) plan, (ii) $23,942 for leasing a car and (iii) severance of $3,875,123.

[3]Mr. Holcombe ceased to serve as our Chief Financial Officer at the time Mr. Howard became our Chief Financial Officer.

Dr. Mjalli (the "Former Officer") is not an executive officer, employee or director of ours for 2015. He was the Chief Executive Officer of our Predecessors until March 28, 2014. On March 28, 2014, our Predecessors and the Former Officer entered into a separation agreement, under which Dr. Mjalli's employment with our Predecessors ended as of that date, and he received a severance payment of $3,875,123 in a lump sum. The severance payment was conditioned upon the execution of a mutual release of claims. In connection with the separation agreement, on March 28, 2014, the Former Officer entered into an employment agreement with High Point Clinical Trials Center, LLC ("HPCTC"). That employment agreement provided for a two year term with a base salary of $400,000 per annum as well as standard benefits. HPCTC was sold to the Former Officer on December 30, 2014. In addition, on December 30, 2014, TransTech Pharma, LLC entered into an agreement with the Former Officer and entities related to him, whereby our Predecessors repurchased all the issued and outstanding units in our Predecessors that were owned by the Former Officer and his related entities. For more information on these transactions, see "Certain Relationships and Related Party Transactions—Transactions by our Predecessors—Transactions by our Predecessor with a Former Officer and Director."

We did not have any equity awards outstanding at the end of the fiscal year ended December 31, 2014 and therefore we have not included an Outstanding Equity Awards at Fiscal Year End table.

Post-IPO Compensation Program Features

For income tax purposes, following an initial transition period, public companies may not deduct any portion of compensation that is in excess of $1.0 million paid in a taxable year to a named executive officer unless that compensation qualifies as "performance-based compensation" under Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). However, substantially all of the services rendered by our executive officers will be performed on behalf of our subsidiary, vTv Therapeutics LLC, or its subsidiaries. The IRS has issued a series of private letter rulings which indicate that compensation paid by an operating partnership to executive officers of a public company (a REIT in those rulings) that serves as its general partner is not subject to limitation under Section 162(m) to the extent such compensation is attributable to services rendered to the operating partnership. Although we have not obtained a ruling on this issue, we believe the positions taken in the rulings would apply to our operating partnership as well. Accordingly, we believe that the deductibility of compensation we pay to our executive officers should not be limited by Section 162(m).

IPO Equity Grants

In connection with this offering, we intend to grant stock option awards for an estimated aggregate of 321,684 shares of our Class A common stock to our named executive officers under the vTv Therapeutics Inc. 2015 Omnibus Equity Incentive Plan described below, which we refer to as the 2015 Plan. In connection with this offering, Messrs. Holcombe, Howard and Kindler will be granted 180,469, 114,844, and 26,371 options, respectively. The options will be subject to time-based vesting conditions, which will generally vest in three equal installments of 33.33% on each anniversary of the date of grant, subject to continued employment on the applicable vesting date. The options will have an exercise price equal to fair market value of our Class A common stock on the date of grant, and will expire on the tenth anniversary of the date of grant. The options shall otherwise be on terms consistent with the 2015 Plan.

Employment and Services Agreements

We intend to enter into employment agreements with our Chief Executive Officer and our new Chief Financial Officer. While the terms of those agreements are currently being finalized, we anticipate that in addition to the IPO Equity Grants referred to above, the employment agreements will set forth the annual base salary, target bonus percentage, target equity grants, terms of severance and eligibility for employee benefits. We also intend to enter into a services agreement with our Executive Chairman.

Executive Chairman Services Agreement. We expect that the services agreement for our Executive Chairman will provide for a base fee of not less than $250,000. In addition to the IPO Equity Grants referred to above, the Executive Chairman will be eligible to receive an annual equity award at target equal to $250,000 (payable in stock options, restricted stock or restricted stock units or at our election in cash) and subject to vesting and other terms and conditions of such awards. The services agreement does not provide for severance. The services agreement will contain a customary one-year post termination non-compete and non-solicit and other customary terms.

Employment Agreements with our Chief Executive Officer and Chief Financial Officer. We expect that the employment agreement for our Chief Executive Officer will provide for a base salary of not less than $450,000, and a target cash bonus of 50% of base salary, based on achievement of performance targets. In addition, the Chief Executive Officer will be eligible to receive an annual equity award at target equal to $825,000 (payable in stock options, restricted stock or restricted stock units or at our election in cash) and subject to vesting and other terms and conditions of such awards.

We expect that the employment agreement for our Chief Financial Officer will provide for a base salary of not less than $325,000, and a target cash bonus of 40% of base salary, based on achievement of performance targets, provided that the bonus shall be prorated for 2015. In addition, the Chief Financial Officer will be eligible to receive an annual equity award at target equal to $450,000 (payable in stock options, restricted stock or restricted stock units or at our election in cash) and subject to vesting and other terms and conditions of such awards. The Chief Executive Officer and Chief Financial Officer (either, an "Executive") will be eligible for other standard employee benefits.

If the Executive's employment is terminated by us without cause or a resignation for "good reason," then subject to the execution of a release of claims, the Executive shall receive as severance pay:

- 12 months base salary payable in installments;

- continuation COBRA coverage for 12 months with the costs of the premiums shared to the same extent by us on the date of termination (unless this would result in penalty taxes imposed on us);

- a pro-rata cash bonus for the year of termination based on actual results for the entire year, payable at the time bonuses are paid to active employees (provided that if such termination is on or within the 12-month period following a change-in-control, then in lieu of the pro rata cash bonus, the Executive shall receive his target cash bonus which shall not be pro rated); and

- payment of the cash bonus for the year prior to the year of termination to the extent earned but not yet paid.

In addition, the Executive will be entitled to all accrued benefits. Treatment of the Executive's outstanding equity awards will be governed by the terms of the underlying award agreements, provided that if the Executive's employment is terminated by us without cause or upon resignation by the Executive with good reason, in each case on or within twelve months following a change-in-control, then the Executive's outstanding equity awards shall vest in full.

The employment agreements contain other customary terms and conditions, including a two year post employment noncompete, a three year post employment non-solicit and other nondisclosure, confidential information, intellectual property and nondisparagement provisions.

The above is a summary of our current intention, but the terms may change based on negotiation with the Executive. The amount and terms of these agreements will reflect the negotiations between us and such individuals. Once finalized, the employment and services agreements will be filed as exhibits to the registration statement of which this prospectus is part.

2015 Omnibus Equity Incentive Plan

Our Board of Directors and stockholders intend to adopt the 2015 Omnibus Equity Incentive Plan in connection with this offering. The following is a summary of certain terms and conditions of the 2015 Plan, which is in the process of being finalized. This summary is qualified in its entirety by reference to the 2015 Plan, which when finalized will be attached as an exhibit to the registration statement of which this prospectus forms a part. You are encouraged to read the full 2015 Plan.

Administration. The compensation committee (or subcommittee thereof, if necessary for Section 162(m) of the Code) will administer the 2015 Plan. The compensation committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under the 2015 Plan and to adopt, alter and repeal rules, guidelines and practices relating to the 2015 Plan. The compensation committee will have full discretion to administer and interpret the 2015 Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility. Any current or prospective employees, directors, officers, consultants or advisors of ours or of our affiliates who are selected by the compensation committee will be eligible for awards under the 2015 Plan. The compensation committee will have the sole and complete authority to determine who will be granted an award under the 2015 Plan.

Number of Shares Authorized. The 2015 Plan provides for an aggregate of 3,250,000 shares of our Class A common stock. No more than 2,500,000 shares of our Class A common stock may be issued with respect to incentive stock options under the 2015 Plan. No participant may be granted awards of options and stock appreciation rights with respect to more than 1,000,000 shares of our Class A common stock in any 12-month period. No more than 500,000 shares of our Class A common stock may be granted under the 2015 Plan with respect to any performance compensation awards to any participant during a performance period (or with respect to each year if the performance period is more than one year). The maximum amount payable to any participant under the 2015 Plan for any single year during a performance period for a cash denominated award is $5.0 million (with respect to each year if the performance period is more than one year). The maximum amount that may be granted in any fiscal year to any non-employee director is $1.0 million, exclusive of any voluntary deferrals by such non-employee director or any director fees and committee retainers, as applicable. Shares of our Class A common stock subject to awards are generally unavailable for future grant; provided that in no event shall such shares increase the number of shares of our Class A common stock that may be delivered pursuant to incentive stock options granted under the 2015 Plan. If any award granted under the 2015 Plan expires, terminates, is canceled or forfeited without being settled or exercised, or if a stock appreciation right is settled in cash or otherwise without the issuance of shares, shares of our Class A common stock subject to such award will again be made available for future grants. In addition, if any shares are surrendered or tendered to pay the exercise price of an award or to satisfy withholding taxes owed, such shares will again be available for grants under the 2015 Plan.

Change in Capitalization.   If there is a change in our corporate capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our Class A common stock or other relevant change in capitalization or applicable law or circumstances, such that the compensation committee determines that an adjustment to the terms of the 2015 Plan (or awards thereunder) is necessary or appropriate, then the compensation committee may make adjustments in a manner that it deems equitable. Such adjustments may be to the number of shares reserved for issuance under the 2015 Plan, the number of shares covered by awards then outstanding under the 2015 Plan, the limitations on awards under the 2015 Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

Awards Available for Grant.   The compensation committee may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units, other stock-based awards, performance compensation awards (including cash bonus awards), other cash-based awards or any combination of the foregoing. Awards may be granted under the 2015 Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by us or with which we combine, which are referred to as "Substitute Awards."

Stock Options.   The compensation committee will be authorized to grant options to purchase shares of our Class A common stock that are either "qualified," meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or "non-qualified," meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the 2015 Plan shall be non-qualified unless the applicable award agreement expressly states that the option is intended to be an "incentive stock option." Options granted under the 2015 Plan will be subject to the terms and conditions established by the compensation committee. Under the terms of the 2015 Plan, the exercise price of the options will not be less than the fair market value of our Class A common stock at the time of grant (except with respect to Substitute Awards). Options granted under the 2015 Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the compensation committee and specified in the applicable award agreement. The maximum term of an option granted under the 2015 Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% shareholder), provided that, if the term of a non-qualified option would expire at a time when trading in the shares of our Class A common stock is prohibited by our insider trading policy, the option's term shall be automatically extended until the 30th day following the expiration of such prohibition (as long as such extension shall not violate Section 409A of the Code). Payment in respect of the exercise of an option may be made in cash, by check, by cash equivalent and/or shares of our Class A common stock (or any combination of the foregoing) valued at the fair market value at the time the option is exercised (provided that such shares are not subject to any pledge or other security interest), or by such other method as the compensation committee may permit in its sole discretion, including: (i) in other property having a fair market value equal to the exercise price and all applicable required withholding taxes, (ii) if there is a public market for the shares of our Class A common stock at such time, by means of a broker-assisted cashless exercise mechanism or (iii) by means of a "net exercise" procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes. Any fractional shares of Class A common stock will be settled in cash.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our named executive officers and directors, we describe below each transaction or series of similar transactions, since our incorporation, to which we were a party or will be a party, in which:

- the amounts involved exceeded or will exceed $120,000; and

- any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Compensation arrangements for our named executive officers and directors are described in the sections entitled "Management—Executive Compensation" and "Management—Director Compensation."

Participation in this Offering

MacAndrews has indicated an interest in purchasing through one or more affiliates up to an aggregate of approximately $25.0 million of shares of our Class A common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to MacAndrews or its affiliates, and MacAndrews or its affiliates may determine to purchase more, less or no shares in this offering. The shares purchased by MacAndrews or its affiliates will be subject to lock-up restrictions described in "Shares Eligible for Future Sale."

Policies and Procedures for Related Party Transactions

We have adopted a Related Person Transaction Policy, which sets forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our audit committee. In accordance with our Related Person Transaction Policy, our audit committee has overall responsibility for the implementation and compliance with this policy.

For the purposes of our Related Person Transaction Policy, a "related person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and in which any related person (as defined in our Related Person Transaction Policy) had, has or will have a direct or indirect material interest, in excess of $120,000. A "related person transaction" does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship which has been reviewed and approved by our Board of Directors or compensation committee.

Our Related Person Transaction Policy requires that notice of a proposed related person transaction be provided to our legal department prior to entering into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our audit committee for consideration at its next meeting. Under our Related Person Transaction Policy, only our audit committee will be permitted to approve those related person transactions that are in, or not inconsistent with, our best interests. In the event we become aware of a related person transaction that has not been previously reviewed, approved or ratified under our Related Person Transaction Policy and that is ongoing or is completed, the transaction will be submitted to our audit committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

Our Related Person Transaction Policy also provides that our audit committee will review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders.

Exchange Agreement

At the closing of this offering, we, vTv Therapeutics Holdings, and other existing and future holders of our vTv Therapeutics LLC Units (and corresponding shares of Class B common stock) will enter into the Exchange Agreement under which, from time to time, they (or certain transferees thereof) will have the right to exchange their vTv Therapeutics LLC Units (along with a corresponding number of our Class B common stock) with vTv Therapeutics LLC for (i) shares of our Class A common stock on a one-for-one basis or

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our Class A common stock as of May 1, 2015 by:

- each person, or group of affiliated persons, who we know to beneficially own more than 5% of our Class A common stock;

- each of our named executive officers;

- each of our directors and director nominees; and

- all of our executive officers, directors and director nominees as a group.

The number of shares of Class A common stock outstanding and the percentage of beneficial ownership before this offering are based on the number of shares of Class B common stock and vTv Therapeutics LLC Units to be issued and outstanding immediately prior to this offering and after giving effect to the Reorganization Transactions (based on the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus). Pursuant to the Exchange Agreement, vTv Therapeutics LLC Units may, subject to the terms of the Exchange Agreement and the vTv Therapeutics LLC Operating Agreement, be exchanged at any time (along with a corresponding number of shares of our Class B common stock) with vTv Therapeutics LLC for shares of our Class A common stock on a one-for-one basis, or for cash, at our option (as the managing member of vTv Therapeutics LLC). See "Certain Relationships and Related Party Transactions—Exchange Agreement."

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated, the address of each person or entity named in the table below is c/o vTv Therapeutics Inc., 4170 Mendenhall Oaks Pkwy, High Point, North Carolina 27265. The table below excludes any shares of Class A common stock that may be purchased in this offering pursuant to the directed share program. See "Underwriting."

MacAndrews has indicated an interest in purchasing through one or more affiliates up to an aggregate of approximately $25.0 million of shares of our Class A common stock in this offering at the initial public offering price. Based on an initial public offering price equal to the midpoint of the estimated price range set forth on the cover page of this prospectus, MacAndrews would purchase up to 1,562,000 shares. The information set forth in the table below does not reflect the potential purchase of any shares in this offering by MacAndrews.

Name of Beneficial owner	Class A Common Stock Owned After Giving Effect to the Reorganization Transactions and Before this Offering		Class A Common Stock Owned After Giving Effect to the Reorganization Transactions and this Offering		Class A Common Stock Owned After Giving Effect to the Reorganization Transactions and this Offering[(1)]	
	Number	Percent	Number	Percent	Number	Percent
5% or Greater Stockholders:						
Ronald O. Perelman	25,000,000	100.0%	25,000,000	76.2%	25,000,000	73.6%
Named Executive Officers and Directors:						
Jeffrey B. Kindler	—	—	—	—	—	—
Stephen L. Holcombe	—	—	—	—	—	—
Rudy C. Howard	—	—	—	—	—	—
Steven M. Cohen	—	—	—	—	—	—
Paul M. Meister	—	—	—	—	—	—
Paul G. Savas	—	—	—	—	—	—
All current directors, director nominees and executive officers as a group (persons)	—	—	—	—	—	—

---

* Represents beneficial ownership of less than one percent of shares outstanding.

[(1)] Assumes exercise of the underwriters' over-allotment option in full. See "Underwriting."

DESCRIPTION OF CAPITAL STOCK

The following is a summary of all material characteristics of our capital stock as set forth in our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the consummation of this offering. The summary does not purport to be complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, all of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and the applicable provisions of Delaware law.

Capital Stock

In connection with the Reorganization Transactions, we intend to amend and restate our certificate of incorporation so that our authorized capital stock will consist of 100,000,000 shares of Class A common stock, par value $0.01 per share, 100,000,000 shares of Class B common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

After consummation of this offering and the use of proceeds therefrom, assuming no exercise of the underwriters' over-allotment option, we expect to have 7,812,500 shares of our Class A common stock outstanding, 25,000,000 shares of our Class B common stock outstanding, and no shares of preferred stock outstanding.

Common Stock

Voting. Holders of our Class A common stock and Class B common stock will be entitled to one vote for each share held on all matters submitted to stockholders for their vote or approval. The holders of our Class A common stock and Class B common stock will vote together as a single class on all matters submitted to stockholders for their vote or approval, except with respect to the amendment of certain provisions of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law. The voting power of the outstanding Class B common stock (expressed as a percentage of the total voting power of all common stock) will be equal to the percentage of interests not held directly or indirectly by vTv Therapeutics Holdings.

Following the Reorganization Transactions and this offering, MacAndrews will indirectly control 25,000,000 shares of Class B common stock held by vTv Therapeutics Holdings and will therefore control approximately 76.2% of the combined voting power of our outstanding common stock (or 73.6% if the underwriters exercise their over-allotment option in full). In addition, MacAndrews has indicated an interest in purchasing through one or more affiliates up to an aggregate of approximately $25.0 million of shares of our Class A common stock in this offering at the initial public offering price. Based on an initial public offering price equal to the midpoint of the estimated price range set forth on the cover page of this prospectus, MacAndrews or its affiliates would purchase up to 1,562,500 shares of our Class A common stock, which would increase its holdings up to approximately 81.0% of the combined voting power of our outstanding common stock (or 78.2% if the underwriters exercise their over-allotment option in full). However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to MacAndrews or its affiliates, and MacAndrews or its affiliates may determine to purchase more, less or no shares in this offering. In any event, even if the underwriters chose to exercise their over-allotment option, MacAndrews will be able to control our business policies and affairs and any action requiring the general approval of our stockholders, including the adoption of amendments to our certificate of incorporation and bylaws, the approval of mergers or sales of substantially all of our assets and (prior to the "Triggering Event," or the point in time at which MacAndrews no longer beneficially own shares representing 50% or more of the combined voting power of our common stock) the removal of members of our Board of Directors with or without cause. MacAndrews, through its control of vTv Therapeutics Holdings, will also have the power to nominate a majority of the members to our Board of Directors under our investor rights agreement. The concentration of ownership and voting power of MacAndrews may also delay, defer or even prevent an acquisition by a third party or other change of control of our company and may make some transactions more difficult or impossible without the support of MacAndrews, even if such events are in the best interests of minority stockholders.

Dividends. The holders of Class A common stock will be entitled to receive dividends when, as, and if declared by our Board of Directors out of legally available funds. The holders of our Class B common stock will not have any right to receive dividends other than dividends consisting of shares of our Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock.

Liquidation or Dissolution. Upon our liquidation or dissolution, the holders of our Class A common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Other than their par value, the holders of our Class B common stock will not have any right to receive a distribution upon a liquidation or dissolution of our company.

Transferability and Exchange. Subject to the terms of the Exchange Agreement and the vTv Therapeutics LLC Operating Agreement, vTv Therapeutics Holdings may exchange its vTv Therapeutics LLC Units (along with a corresponding number of shares of our Class B common stock) with vTv Therapeutics LLC for (i) shares of our Class A common stock or (ii) cash (based on the market price of the shares of Class A common stock), at our option (as the managing member of vTv Therapeutics LLC). Any decision to require an exchange for cash rather than shares of Class A common stock will ultimately be determined by our entire Board of Directors. Each such exchange will be on a one-for-one equivalent basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Shares of Class B common stock may not be transferred except in connection with an exchange or transfer of vTv Therapeutics LLC Units.

Upon exchange, each share of our Class B common stock will be cancelled.

Preferred Stock

After the consummation of this offering, we will be authorized to issue up to 50,000,000 shares of preferred stock. Our Board of Directors will be authorized, subject to limitations prescribed by Delaware law and our amended and restated certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our Board of Directors will also be authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of our Class A common stock and Class B common stock, which could have an adverse impact on the market price of our Class A common stock. We have no current plan to issue any shares of preferred stock following the consummation of this offering.

Corporate Opportunities

Our amended and restated certificate of incorporation will provide that we renounce any interest or expectancy in the business opportunities of MacAndrews and of their officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries and each such party shall not have any obligation to offer us those opportunities unless presented to one of our directors or officers in his or her capacity as a director or officer. See "Risk Factors—Risks Relating to this Offering and Ownership of Our Class A Common Stock—MacAndrews has substantial influence over our business, and their interests may differ from our interests or those of our other stockholders."

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and bylaws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of us unless such takeover or change in control is approved by our Board of Directors.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

All of the 7,812,500 shares of Class A common stock (or 8,984,375 shares if the underwriters exercise their over-allotment option in full) outstanding following this offering will have been issued in this offering and will be freely transferable without restriction or registration under the Securities Act, other than up to 390,625 shares of Class A common stock reserved for sale through our directed share program, which, if so purchased, will be subject to lock-up agreements summarized below under "Lock-up Agreements" and any shares purchased by one of our existing "affiliates," as that term is defined in Rule 144 under the Securities Act.

Immediately following the consummation of the Reorganization Transactions and this offering, the members of vTv Therapeutics LLC will consist of the Issuer and vTv Therapeutics Holdings, which will hold 25,000,000 vTv Therapeutics LLC Units and the same number of shares of vTv Therapeutics Inc. Class B common stock, which will represent 76.2% of the combined voting power of our outstanding common stock (or 73.6% if the underwriters exercise their over-allotment option in full). Pursuant to the terms of the Exchange Agreement, the holders of partnership interests in vTv Therapeutics LLC could from time to time exchange their direct or indirect interests in vTv Therapeutics LLC (and corresponding shares of our Class B common stock) for shares of our Class A common stock on a one-for-one equivalent basis. In addition, MacAndrews has indicated an interest in purchasing through one or more affiliates up to an aggregate of approximately $25.0 million of shares of our Class A common stock in this offering at the initial public offering price. Based on an initial public offering price equal to the midpoint of the estimated price range set forth on the cover page of this prospectus, MacAndrews or its affiliates would purchase up to 1,562,500 shares of our Class A common stock, which would increase its holdings up to approximately 81.0% of the combined voting power of our outstanding common stock (or 78.2% if the underwriters exercise their over-allotment option in full). However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares of our Class A common stock in this offering to MacAndrews or its affiliates, or MacAndrews or its affiliates may determine to purchase more, fewer or no shares in this offering. Shares of our Class A common stock issuable to the holders of vTv Therapeutics LLC Units upon an exchange of direct or indirect interests in vTv Therapeutics LLC (along with the corresponding number of shares of Class B common stock), as well as any shares of our Class A common stock purchased by MacAndrews or its affiliates in this offering, would be considered "restricted securities," as that term is defined in Rule 144 at the time of this offering.

Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 under the Securities Act, which is summarized below, or any other applicable exemption under the Securities Act, or pursuant to a registration statement that is effective under the Securities Act. Immediately following the consummation of this offering, the holders of approximately 25,000,000 shares (plus up to 390,625 shares of our Class A common stock purchased through our directed share program) of our Class A common stock (on an assumed as-exchanged basis) will be entitled to dispose of their shares following the expiration of an initial 180-day underwriter "lock-up" period summarized below under "Lock-up Agreements" pursuant to the holding period, volume and other restrictions of Rule 144. The representatives of the underwriters are entitled to waive these lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements.

Rule 144

In general, under Rule 144, once we have been subject to the reporting requirements under the Exchange Act for at least 90 days a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the other provisions of Rule 144.

An affiliate of ours who has beneficially owned restricted shares of our Class A common stock for at least 12 months (or six months, provided that such sale occurs after we have been subject to the reporting requirements under the Exchange Act for at least 90 days) would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

- 1% of shares of our Class A common stock then outstanding; or

- the average weekly trading volume of shares of our Class A common stock on the NASDAQ Global Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Under Rule 701, Class A common stock acquired upon the exercise of certain currently outstanding options or pursuant to other rights granted under our stock plans may be resold, to the extent not subject to lock-up agreements, (a) by persons other than affiliates, beginning 90 days after the effective date of this offering, subject only to the manner-of-sale provisions of Rule 144 and (b) by affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the holding period requirement of Rule 144. The Rule 701 shares held by our executive officers, directors and substantially all of our stockholders are, however, subject to lock-up agreements and will only become eligible for sale upon the expiration of the contractual lock-up agreements. The underwriters may release all or any portion of the securities subject to lock-up agreements upon compliance with certain public notification requirements.

Lock-up Agreements

Our executive officers and directors, the holders of our Class B common stock and vTv Therapeutics LLC Units and each executive officer and director that holds Class A common stock purchased through our directed share program have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their Class A common stock, Class B common stock or vTv Therapeutics LLC Units or securities convertible into or exchangeable for shares of our Class A common stock, including up to approximately 1,562,500 shares of our Class A common stock (assuming an initial public offering price equal to the midpoint of the estimated price range set forth on the cover page of this prospectus) that MacAndrews, through one or more of its affiliates, may purchase in this offering as described on the cover of this prospectus, subject to specified exceptions, for a period through the date that is 180 days after the date of this prospectus, as modified as described below, except with the prior written consent of the representatives of the underwriters on behalf of the underwriters.

The representatives may, in their sole discretion and at any time or from time to time before the termination of the lock-up period release all or any portion of the securities subject to lock-up agreements; *provided, however*, that, subject to limited exceptions, at least three business days before the release or waiver or any lock-up agreement, the representatives must notify us of the impending release or waiver and we will announce the impending release or waiver through a major news service at least two business days before the effective date of the release or waiver.

Registration Rights

We intend to enter into an investor rights agreement with vTv Therapeutics Holdings that will provide it and its affiliates with registration rights with respect to shares of our common stock it will hold after the completion of this offering. This agreement will not provide for any maximum cash penalties nor any penalties connected with delays in registering our common stock. See "Certain Relationships and Related Party Transactions—Investor Rights Agreement" for additional information.

UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the underwriting agreement, the number of shares of Class A common stock listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased.

Underwriters	Number of Shares
Piper Jaffray & Co.	
Stifel, Nicolaus & Company, Incorporated	
Canaccord Genuity Inc.	
Janney Montgomery Scott LLC	
Total	7,812,500

The underwriters have advised us that they propose to offer the shares to the public at $ per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $ per share. The underwriters may allow and the dealers may reallow a concession of not more than $ per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

We have granted to the underwriters an option to purchase up to an additional 1,171,875 shares of Class A common stock from us at the same price to the public, and with the same underwriting discount, as set forth in the table above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the underwriting agreement.

The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We and each of our directors and executive officers, the holders of our Class B common stock and vTv Therapeutics LLC Units and each executive officer and director that holds Class A common stock purchased through our directed share program have agreed to certain restrictions on the ability to sell additional shares of our Class A common stock, Class B common stock or vTv Therapeutics LLC Units or securities convertible into or exchangeable for shares of our Class A common stock, including up to approximately 1,562,500 shares of our Class A common stock (assuming an initial public offering price equal to the midpoint of the estimated price range set forth on the cover page of this prospectus) that MacAndrews, through one or more of its affiliates, may purchase in this offering as described on the cover of this prospectus, subject to specified exceptions, for a period of 180 days after the date of this prospectus. We have agreed, subject to certain exceptions, not to directly or indirectly offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock, Class B common stock or vTv Therapeutics LLC Units, without the prior written consent of each of Piper Jaffray & Co. and Stifel, Nicolaus & Company, Incorporated. The agreements provide for certain exceptions, including, among others, (1) transfers or redemptions of the vTv Therapeutics LLC Units in connection with the Reorganization Transactions and (2) our issuance of shares in connection with the exercise of options granted under, and the granting of options under, the 2015 Plan.

At our request, the underwriters have reserved up to 390,625 shares of Class A common stock, or approximately 5% of the shares of Class A common stock offered by this prospectus (not including any shares of Class A common stock that are issued pursuant to the underwriters' exercise of their over-allotment option), for sale at the initial public offering price for our employees, directors and other persons associated with us. Any directed shares purchased by our executive officers and directors will be subject to the 180-day lock-up restriction described in the preceding paragraph. The number of shares of Class A common stock available for sale to the general public in the offering will be reduced by the number of shares sold pursuant to the directed share program. Any directed shares not of Class A common stock so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the directed shares.

Prior to the offering, there has been no established trading market for the Class A common stock. The initial public offering price for the shares of Class A common stock offered by this prospectus was negotiated by us and the underwriters. The factors considered in determining the initial public offering price include the history of and the prospects for the industry in which we compete, our past and present operations, our historical results of operations, our prospects for future earnings, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the offering and other relevant factors. There can be no assurance that the initial public offering price of the Class A common stock will correspond to the price at which the Class A common stock will trade in the public market subsequent to this offering or that an active public market for the Class A common stock will develop and continue after this offering.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the Class A common stock for their own account by selling more shares of Class A common stock than have been sold to them by us. The underwriters may elect to cover any such short position by purchasing shares of Class A common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the Class A common stock by bidding for or purchasing shares of Class A common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of Class A common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Class A common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also effect the price of the Class A common stock to the extent that it discourages resales of the Class A common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, some underwriters (and selling group members) may also engage in passive market making transactions in the Class A common stock on the NASDAQ Global Market. Passive market making consists of displaying bids on the NASDAQ Global Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the Class A common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

The underwriters and certain of their respective affiliates have from time to time provided and may in the future provide investment banking, lending, and other services to the Company and its affiliates, including certain of its shareholders, for which they have received and would receive customary fees and expense reimbursements.



<u>7,812,500</u> Shares

vTv Therapeutics Inc.

Class A Common Stock

————————————

PRELIMINARY PROSPECTUS

————————————

Piper Jaffray   **Stifel**

Canaccord Genuity   **Janney Montgomery Scott**

Until   , 2015 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.